EXHIBIT 99.(a)(1)(E)
NOTICE OF CHANGE IN ELECTION FROM ACCEPT TO REJECT
If you previously elected to accept Gladstone Capital Corporation’s (the “Company”) offer to amend stock options, and you would like to change your election and reject the offer, you must sign this Notice and deliver it to Paula Novara at the Company by using one of the delivery methods described below such that it is received before 5:00 p.m., Eastern Time, on May 31, 2006, unless the offer is extended. If you have questions regarding the process for returning this Notice, please contact Paula Novara at the Company. Her telephone number is (703) 287-5885.
To Gladstone Capital Corporation:
I previously received the Offer to Amend Options (dated April 12, 2006), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form, in which I elected to accept the Company’s offer to amend all of my Options (or I elected to reject the Company’s offer to amend all of my Options and I subsequently delivered a Notice of Change in Election from Reject to Accept). I now wish to change that election and reject the Company’s offer to amend all of my Options, as indicated below. I understand that by signing this Notice and delivering it pursuant to the instructions above, I will be able to withdraw my election to participate in the offer, and reject the offer instead. I have read and understand all of the terms and conditions of the offer.
I understand that in order to reject the offer, I must sign this Notice and deliver it by mail, courier, e-mail (paula.novara@gladstonemanagement.com), fax (fax number: (703) 287-5801) or personal delivery to Paula Novara at the Company such that it is received before 5:00 p.m., Eastern Time, on May 31, 2006, or if the Company extends the deadline of the offer, before the extended expiration of the offer. I understand that, if I choose to deliver this Notice by e-mail or fax, my change in election will only be effective if it is received by the Expiration Date and only if the original Notice is received by June 15, 2006 (or a later delivery date if the Company extends the Offer).
By rejecting the offer, I understand that my Options will not be amended. These options will continue to be governed by the terms of the existing option agreements between the Company and me.
I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.
I reject the offer to amend my Options.

Optionee Signature	Date

Name (Please print)	Social Security #

Email Address